SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Master Plan for Development of Natural Gas and Oil Production in the Santos Basin

(Rio de Janeiro , January 11, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announced that it has approved the Master Plan for Development of Natural Gas and Oil Production in the Santos Basin and that the base of its next exploration and production unit is to be located in the city of Santos (state of São Paulo). Petrobras and its partners are to invest approximately US$ 18 billion over the next 10 years in exploration and production activities in the Basin.

The Master Plan forecasts an increase of about 12 million m3 /day in the supply of gas to the Brazilian southeastern market as from the second half of 2008. By the end of 2010, this volume should have grown to about 30 million m3 /day, thus making a significant contribution to reducing the country's dependence on imported gas.

The development of the Santos Basin is based on five production poles:

Merluza
Located in the state of São Paulo about 200 Km from Santos, the Merluza Pole currently produces 1.2 million m3/day of gas and 1,600 barrels of condensate per day. The following new projects are to be implemented at this pole:

  Expansion of the Merluza-1 platform’s output (Merluza, Lagosta fields and the SPS-25 well area), which is expected to be producing 2.5 million m3/day of gas by 2008;
  Installation of the Merluza-2 platform with a production capacity of 8 million m3/day of gas and 25,000 barrels per day (bpd) of oil and condensate.

This pole has a production potential of between 9 and 10 million m3/day of gas by 2010.

Mexilhão
Also located in the state of São Paulo , approximately 140 Km from the São Sebastião Terminal, the Mexilhão Pole will have the capacity to produce up to 15 million m3 /day of gas and 20,000 bpd of oil and condensate. This pole, which includes the Mexilhão field and the Cedro area, is projected to reach an output of between 8 and 9 million mm3 /day of gas from the second half of 2008. The pole should be operating at full capacity by early in the next decade when production from new peripheral areas and greater water depths in the Mexilhão field is brought on stream.

Petrobras plans to install a gas treatment plant on the coast of the state of São Paulo to be integrated with the projects for expanding the Merluza Pole and developing the Mexilhão Pole.

BS-500
This pole in the state of Rio de Janeiro , about 160 Km from the capital, is to be developed through the installation of oil and gas production systems. There are plans to ramp up production to about 20 million m3 /day of gas and between 150,000 and 200,000 bpd of oil.

South
This pole is sited about 200 Km from the coast of the states of São Paulo , Paraná and Santa Catarina. The Coral platform in the state of Paraná is already operational and currently producing 9,000 bpd of oil. Operations in the Cavalo-Marinho field in the state of Santa Catarina are to come on stream from 2008 with production estimated at similar to that of Coral.

The Santos Basin Master Plan also provides for the implementation of new projects for the South Pole with future production estimated at about 140,000 bpd of oil and 3 million m3 /day of gas.

enter
This pole is located approximately 250 kms from the coast of the states of São Paulo and Rio de Janeiro with development currently still in the exploratory stage. Petrobras sees major potential in this area of the Santos Basin , informally known as a cluster. Should the potential for the area be realized, one of the possibilities for optimizing local production will be to pipe gas to the Mexilhão platform and then transfer it for treatment at a plant located on coast of the state of São Paulo .

The Santos Basin
The Santos Basin is situated in an area of about 352,000 Km 2 and extends from the southern coastal strip of the state of Rio de Janeiro , along the entire coastline of the states of São Paulo and Paraná, also including the northern seaboard of the state of Santa Catarina.

Petrobras and its partners hold 40,663 Km 2 of exploratory concessions in the Basin. About 52% of the concession area is located in the state of São Paulo . The remainder is situated in the states of Rio de Janeiro (35%), Santa Catarina (7%) and Paraná (6%).

Production from the Santos Basin will make a decisive contribution to the consolidation of the Brazilian market for natural gas and to the country's self-sufficiency in oil supplies.

http: //www.petrobras.com.br/ri/English

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.